GENMED HOLDING CORP.
Rontgenlaan 27
2719 DX Zoetermeer
The Netherlands, 2719 DX

February 11, 2011

Filed via EDGAR

Lyn Shenk, Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:     Genmed Holding Corp.
           File No. 000-26607
           Form 10-K for the year ended December 31, 2009

Dear Ms. Shenk:

On behalf of Genmed Holding Corp., Commission File Number 000-26607 (hereinafter "the Company"), I Randy Hibma the CFO, hereby in accordance with your letter dated March 7, 2011, state as follows:

Form 10-K for Fiscal Year Ended December 31, 2009

Item 8. Financial Statements and Supplementary Data

Note G. Impairment of Medical Registration Rights, page F-12

1.
We note your response to our prior comment three and we reissue our previous comment.  Please tell us what specific assumptions were used including the basis for each assumption.Additionally, please tell us the expected cash flows for each year including fiscal year 2009 and the expected source of the cash flows.

Genmed Holding Corp. hereinafter referred to as the “Company” acquired a Dutch company Genmed, B.V. which performed extensive research on a product called Paracetamol which can be sold in pharmacies and in the over the counter market in Europe.  Paracetamol is a generic drug and is similar to the product Tylenol which is widely sold in the United States.  It is the intent of the Company to market the product through distributors in the European Union, Asia and the Middle East.  The Company has considered these Medical Registration Rights as an intangible asset and  has engaged a professional valuation consultant to establish a value for the Medical Registration Rights as at December 31, 2009.

The assumptions used by the company and the valuation consultant, Chartered Capital Advisors, Inc. (herein referred to as “CCA”) and the basis for each assumption which were known or knowable at December 31, 2009, are as follows:

- Sales (Exhibits1and 3 to CCA’s valuation report)

•
CCA has confined the estimate of fair value to that associated with projected sales ofParacetamol in those markets in the European Community for which Genmed has received authorization to sell as of April 14, 2010.  CCA has included in the sales projections the sale of Paracetamol to seven of the twelve European Community countries  and have excluded sales of Paracetamol outside of the European Community that are permitted in accordance with the Distribution Agreement with Atabay, a Turkish producer of the product.  CCA has also excluded from the estimate of fair value, sales of 16 other product categories reflected in Management’s projections and provided for under the Distribution Agreement.  CCA has excluded these sales from the analysis because CCA believes that a market participant would be reluctant to attribute value to rights associated with products that cannot yet be sold.  In order to sell these other products, the Company would have to go through a similar process to that which was required to gain the permission to sell Paracetamol, which took about 2 years and can cost several hundred thousand dollars per product.  CCA believes that a market participant would not attribute significant value for product rights whose value cannot yet be fully exploited.  To the extent that, in the future, Management is able to complete the process of obtaining authority to sell Paracetamol in other markets and to sell other products contemplated in the Distribution Agreement, the fair value of the Medical Registration Rights would be enhanced.

•
Management for the year ended December 31, 2010 projected sales based upon 1/10 of 1% of selected European Community projected sales for the first year which was modest.  For subsequent years, the Company was able to obtain from another pharmaceutical company, their projections for a generic brand of Paracetamol for a six year period.  Based upon that information, management analyzed the information and related market penetration as it related to the Netherlands and projected that information to the other European Community countries.  Although there are 12 European Community Countries, only 7 were utilized in the projection.

•
Management believed that the projected sales levels were attainable because the cost advantage that the Company would have as a result of its relationship with Atabay would enable the Company to be the low-cost provider of Paracetamol in the European Community.  This would give the Company a competitive advantage because:  (1) many insurance agreements require the use of the low-cost provider; and (2) budget-conscious consumers are also attracted to lower-priced generic pharmaceutical products.

Cost of goods sold (Exhibit 3 to CCA’s valuation report)

•
CCA has used the 35% gross margin reflected in Management’s projections.  Management has represented to CCA that it has an oral agreement with Atabay that the Company’s product pricing from Atabay will enable Genmed to realize a 35% gross margin.

•
CCA ascertained the reasonableness of Management’s assertion by comparing projected gross margins to those realized by major companies involved in the sale of generic pharmaceutical products (Exhibit 5to CCA’s Valuation report).  Management’s projections are not inconsistent with industry gross margin levels.

Selling, general, and administrative expenses (Exhibit 3 to CCA’s valuation report)
•
Management plans to use an independent sales force which would be paid a 5% commission rate.  Management asserts that initial discussions with potential sales reps have satisfied them that a 5% commission would be sufficient to motivate sales reps to generate the sales levels reflected in Management’s projections.

•
Other selling, general, & administrative expenses are projected to amount to 10% of sales.  Management’s cost projections are considerably below those provided for by CCA.  CCA has chosen to project a higher expense structure than that projected by Management because CCA believes that market participants would most likely consider industry averages (Exhibit 5to CCA’s valuation report) for a company that lacked any operating history.

•
CCA’s analysis reflects aggregate selling, general & administrative expenses amounting to 15% of sales; industry averages amounted to 17.9% of sales during 2009 (Exhibit 5to CCA’s valuation report).  CCA is satisfied that the provision reflected in the projections is reasonable because:  (1) the projections are based on an entity that would have limited activities, confined largely to marketing, billing, and collections; and (2) unlike the Guideline Companies, the Company would not be involved in warehousing, distribution, and administering a business with a greater breadth of activities.

Income taxes (Exhibit 3to CCA’s Valuation report)
•	CCA has used the maximum corporate income tax rate for the Netherlands of 25.5%.
Working capital (Exhibit 3to CCA’s valuation report)
•
Accounts receivable reflect 75 days’ sales in ending accounts receivable, except for 2010, which only reflects a half year of sales activity, therefore, 150 days’ sales.  Management anticipates that, many customers would be paying via letter of credit that be drawn as products are released for shipment by Atabay.  For purposes of conservatism, Management has suggested allowing for 60 days’ sales in ending accounts receivable; CCA has made the provision reflecting 75 days’ sales in ending receivable, which is slightly more favorable than the experience of the Guideline Companies reflected in Exhibit 5to CCA’s valuation report.

•	Other current assets are not anticipated to be significant, since the Company would not have inventory. CCA has projected that other current assets would amount to 7.5 days’ sales (15 days in 2010).
•	Accrued sales commissions are projected to be paid at the same rate that receivables are projected to be collected, in accordance with discussions that Management has had with prospective sales reps.
•
A modest provision for payables and accruals (other than sales commissions) is based on 7.5 days’ cost of sales and other SG&A expenses.  To the extent that the Company is able to obtain more beneficial terms cash flow would be improved.

•
Net capital expenditures reflect projected levels in excess of projected depreciation and amortization.  The Company would not require substantial capital assets.  Capital expenditures are projected to consist primarily of the cost of an MIS system, including hardware, software, and programming, to control sales, purchasing, billing, and collections.

- Terminal value (Exhibit 1to CCA’s valuation report)

•
The projected cash flows cover the period through 2015.  However, the Distribution Agreement, inclusive of a potential renewal by mutual consent, extends through 2017.  Moreover, it is not unreasonable to assume that, if sales were being generated at projected levels, the Company and Atabay would extend the Distribution Agreement beyond 2017.  It is normal to reflect the potential value of cash flows that extend beyond the period for which explicit projections have been made using an estimate of terminal value.  CCA has projected the terminal value of cash flows projected for periods subsequent to 2015 using the H-Model.  This is a variation of the Gordon Growth Model that is used when cash flows are growing at a rate that has not yet faded to the long-term growth rate.  The H-Model decomposes value between that attributable to cash flows based on the long-term growth rate, assumed by Management to be 5% per year, and the incremental cash flows attributed to the H-period (hypergrowth period), in which free cash flows are projected to grow by 88.4% during 2015 (Exhibit 1to CCA’s valuation report), and fade to the long-term growth rate within 4 years.

-	Discount rates (Exhibit 1to CCA’s valuation report)
•
CCA has discounted the projected cash flows using compounded annual discount rates ranging between 60% and 80%.  These discount rates are within the range routinely used by venture capitalists for investments in start-up businesses.  They provide for the significant risk that sales and cash flows may deviate substantially below projected levels.  The discount rates are consistent with our experience and judgment, and are within the range for startup entities reflected in the studies summarized in Valuing Early Stage and Venture-Backed Companies.

•	CCA has developed a projection of free cash flows for the six years ended December 31, 2015 based on Management projections, adjusted by CCA. See Exhibits 1 and 3 of the CCA report.

2.	Please tell us the following:
•	The date of the Chartered Capital Adviser’s (CCA) appraisal summary included in your last response;
•
How you projected the sales of Paracetamol in those markets in the European Community for which Genmed has received authorization to sell, including the growth rate used and how you determined the growth rate;

•	Your basis for selecting the highest fair value amount included in the range estimated by CCA; and
•	From the date you received approval to commence selling Paracetamol in the European Union to date, total sales generated, including total volume sold.

Additional information under Comment Number 2 is as follows:
•	The date of the Chartered Capital Adviser’s (CCA) appraisal summary is April 14, 2010. A copy of the appraisal report is attached.
•
Management for the year ended December 31, 2010 projected sales based upon 1/10 of  1% of selected European Community projected sales for the first year which was modest.  For subsequent years, the Company was able to obtain from another pharmaceutical company, their projections for a generic brand of Paracetamol for a six year period.  Based upon that information, management analyzed the information and related market penetration as it relates to the Netherlands and projected that information to the other European Community countries.  Although there are 12 European Community Countries, only 7 were utilized in the projection.

•
The basis for selecting the highest fair value amount included in the range estimated by CCA was based upon a discussion with the evaluator whereby he thought a higher range could be utilized based upon the extremely high discount rate utilized in the valuation process.

•
Although the Company has had no sales to date, it has an agreement with an Irish distributor whereby the Company anticipates sales of approximately 75,000 euro’s for the year 2011 and it currently is negotiating a sales agreement in France for 475,000 euros which should commence late second quarter and early third quarter.  The Company has had several setbacks in trying to get its product to market.  The Company expected these sales to take place in 2010.  However, with respect to the French sale, the French government will only allow the product to be sold in 16 tablet packaging. The Company’s approval for the European Community is 20 and 30 tablet packaging. The Company is finalizing their review process with the French government for the 16 tablet packaging.

3. Please provide us with a copy of the exhibits referenced in the CCA appraisal summary included in your last response, the entire appraisal report, and a copy of the regulatory approval to commence selling Paracetamol in the European Union.

•
A copy of the exhibits related to the above discussion and a copy of the Chartered Capital Advisers, Inc. report is attached.  Also, please find the regulatory appraisal to sell the product within the European Community.  Enclosed please find the original approval for the European Community and the individual approvals for Ireland and the United Kingdom which are in English.  The Dutch, Belgian and German are in local language and not in English which can be provided in English if required.

Item 9A(T) Controls and Procedures

Management’s Annual Report on Internal Control Over Financial Reporting, Page 26

4.  We note your response to our prior comment five.  We note your acknowledgement that you will revise your future filings, however, our comment requested that you amend your filing for our comment.  As such we reissue our previous comment.  We note that the management of the Company, specifically your Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of your internal control over financial reporting as of December 31, 2009 not pursuant to any established framework as required by Exchange Act Rules 13a-15(c).  Please perform an evaluation of the effectiveness of your internal control over financial reporting as of December 31, 2009 using an established framework.  Please amend your filing to disclose the framework used and to update your conclusion regarding the effectiveness of your internal control over financial reporting based upon this new evaluation performed using an established framework.

5. We note your response to our prior comment five.  We noteyour acknowledgementthat you will revise your future filings, however, our comment requested that you reconsider your conclusion for the 2009 fiscal year.  As such we reissue our previous comment.  In addition, please consider whether management’sfailure to perform its evaluation of internal control over financial reporting using an established framework impacts your conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

In connection with the Commission’s comments number four and five, the Company will modifyits language relating to Item 9A(T) Controls and Procedures to read as follows:

Item 9A(T) Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in company reports filed or submitted under the Securities Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include without limitation, controls and procedures designed to ensure that information required to be disclosed in company reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009.  Based on their evaluation, they concluded that our disclosure controls and procedures were effective.

Management is responsible for establishing and maintaining adequate control over our financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act.)  Our internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles.  Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; providereasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our board of directors and management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on this evaluation under the criteria established in Internal Control–Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.

During the most recently completed fiscal quarter, there has been no change in our internal control over financial reporting that has materially affected or is reasonably likely to materially affect, our internal control over financial reporting.

If you have any questions please feel free to call me. Thank you.

Sincerely,

/s/ Randy Hibma
Randy Hibma
Chief Financial Officer